0-29880

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

02038412

SEC MAIL PROCESSING SECTION RECEIVED MAY 2 0 2002 WASH. D.C. 165

For the month of April 2002

Virginia Gold Mines Inc.

(Translation of registrant's name into English)

116 St. Pierre Street, Suite 200, Quebec City, QC G1K 4A7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F ____

Please note that pursuant to Rule 12g3-2(d)(1), this registrant, being registered under Section 12, is not eligible for exemption under Rule 12g3-2(b). Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ✓ No ____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-4176

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

[NAME OF REGISTRANT]

(Registrant)

Date May 1st 2002 By: A Raymond

[Print] Name:

Title:

PROCESSED

JUN 1 0 2002

THOMSON FINANCIAL

VIRGINIA GOLD MINES
Third quarter results 2001-2002
Message from the president

Virginia is proud to present you its third quarter results for the 2001-2002 fiscal year.

This period started with the signing of a second agreement with Noranda to continue geoscientific work undertaken with this partner in the north of Quebec. Many targets have been identified and geological surveys have permitted the evaluation for drilling, which will take place this spring.

This winter, Virginia and TGW Corporation announced very promising drilling results on their gold property at Poste Lemoyne in the James Bay area. Results up to 43.09 g/t Au over 11.65 metres demonstrated the continuity of the Orfée Gold Zone over a strike length of 275 metres and a vertical depth of 150 metres below surface. This zone is still open to the west and at depth. A new geophysical survey followed the interpretation of these results and other surface and drilling programs will be designated for this summer.

Our partner BHP Billiton pursues the development of the Gayot project where another drilling phase is in progress during the month of April. This summer's exploration work will be planned after the evaluation of the recent drilling program.

Important drilling programs are expected for this summer on the La Grande Sud property, the Poste Lemoyne property, the Gayot project and the different targets related to the Noranda's strategic alliance. Furthermore, surface work will be carried out on many other properties.

Virginia's exploration budget for the year 2002 will be approximately $ 6M, including $ 4M financed by our different partners.

The president

André Gaumond

VIRGINIA GOLD MINES
(An exploration stage company)
Balance sheets
(expressed in Canadian dollars)

	February 28, 2002 $ (unaudited)	May 31, 2001 $ (audited)
ASSETS		
Current assets		
Cash and cash-equivalents	2,181,113	2,704,517
Short-term investments		
(quoted value: 6,254,396 $ 6,198,528 $)	5,998,500	5,865,053
Income taxes recoverable	---	10,168
Amounts receivable	2,764,445	739,187
Prepaid expenses	82,954	210,476
	11,027,012	9,529,401
Exploration funds	2,327,044	3,804,950
Long-term investments	423,000	287,080
Office equipment	6,754	5,872
Mineral properties	7,399,820	7,646,298
	21,183,630	21,273,601
LIABILITIES		
Current liabilities		
Accounts payable and accrued liabilities		
Related companies	150,296	73,620
Others	126,014	393,577
	276,310	467,197
SHAREHOLDERS' EQUITY		
Share capital	42,710,432	41,125,655
Deficit	(21,803,112)	(20,319,251)
	20,907,320	20,806,404
	21,183,630	21,273,601

VIRGINIA GOLD MINES
(An exploration stage company)
Statements of Earning and Deficit
For the period of three (3) and nine (9) months ended February 28, 2002 and 2001 (unaudited)
(expressed in Canadian dollars)

	2002 3 months	2001 3 months	2002 9 months	2001 9 months
Revenue				
Dividends	80,004	101,672	277,245	208,075
Gain on sale of short-term investments	294,538	31,706	356,819	192,459
Interests	50,516	142,713	317,582	427,729
Fees	11,459	34,615	123,992	187,613
	436,517	310,706	1,075,638	1,015,876
Expenses				
Professional and maintenance fees	14,830	13,537	71,320	49,512
Management fees	20,523	7,390	146,658	77,791
Rent and office expenses	113,315	114,817	313,499	352,452
Advertising and exhibitions	10,492	3,607	32,038	27,896
Travelling	17,658	16,098	37,642	41,428
Interest paid	189	189	964	627
Depreciation of capital assets	377	290	1,132	869
General exploration	116,766	29,434	1,068,002	230,437
Cost of abandoned resource assets	317,142	---	906,586	---
	611,292	185,362	2,577,841	781,012
Earning (loss) for the period before income taxes and share in the net earning of Société Minière Orcapital Inc.	(174,775)	125,344	(1,502,203)	234,864
Income taxes	(8,862)	6,082	(18,342)	17,059
Earning (loss) for the period before share in the net earning of Société Minière Orcapital Inc.	(165,913)	119,262	(1,483,861)	217,805
Share in the net earning of Société Minière Orcapital Inc.	---	(7,833)	---	8,556
Net earning (net loss) for the period	(165,913)	111,429	(1,483,861)	226,361
Deficit - Beginning of period	(21,637,199)	(18,056,007)	(20,319,251)	(18,170,939)
Deficit - End of period	(21,803,112)	(17,944,578)	(21,803,112)	(17,944,578)
Basic and diluted net earning (net loss) per share	(0.006)	0.004	(0.053)	0.008
Basic and diluted weighted average number of shares outstanding	27,919,646	27,330,370	27,777,762	26,997,037

VIRGINIA GOLD MINES
(An exploration stage company)
Statements of Cash Flows
For the period of three (3) and nine (9) months ended February 28, 2002 and 2001 (unaudited)
(expressed in Canadian dollars)

	2002 3 months	2001 3 months	2002 9 months	2001 9 months
Cash flows from operating activities				
Net earning (net loss) for the period	(165,913)	111,429	(1,483,861)	226,361
Items not affecting cash and cash equivalents				
Cost of abandoned resource assets	317,142	---	906,586	---
Depreciation of capital assets	377	290	1,132	869
Share in the net earning of Société Minière Orcapital Inc.	---	7,833	---	(8,556)
Gain on sale of short-term investments	(294,538)	(31,706)	(356,819)	(192,459)
	(142,932)	87,846	(932,962)	26,215
Net change in non-cash working capital items				
Income taxes recoverable	5,528	---	10,168	---
Amounts receivable	(450,695)	(48,895)	(2,025,258)	(100,246)
Prepaid expenses	(27,877)	2,320	127,522	(46,791)
Accounts payable and accrued liabilities	(92,937)	(739,191)	(190,887)	(267,090)
	(565,981)	(785,766)	(2,078,455)	(414,127)
	(708,913)	(697,920)	(3,011,417)	(387,912)
Cash flows from financing activities				
Increase in share capital issued for cash	498,090	468,795	1,568,927	469,295
Decrease in exploration funds	139,691	(392,311)	1,477,906	546,290
	637,781	76,484	3,046,833	1,015,585
Cash flows from investing activities				
Change in short-term investments	951,900	2,752,269	223,372	2,078,646
Change in long-term investments	(135,920)	---	(135,920)	---
Increase in mineral properties net of grants	(264,332)	(104,399)	(644,258)	(900,701)
Option payments	---	---	---	10,000
New capital assets	---	---	(2,014)	3,365
	551,648	2,647,870	(558,820)	1,191,310
Net change in cash and cash equivalents	480,516	2,026,434	(523,404)	1,818,983
Cash and cash equivalents - Beginning of period	1,700,597	664,586	2,704,517	872,037
Cash and cash equivalents - End of period	2,181,113	2,691,020	2,181,113	2,691,020
Additional information				
Interests cashed	80,713	58,370	284,755	258,414
Income taxes paid	17,556	6,083	26,023	17,060
Shares issued in consideration of the acquisition of mineral properties	15,850	---	15,850	---

1 Interim financial informations

The financial information as February 28, 2002 and for the periods ended February 28, 2002 and 2001 is unaudited. However, in the opinion of management, all adjustments necessary to present fairly the results of these periods have been included. The adjustments made were of a normal recurring nature. Interim results may not necessarily be indicative of results anticipated for the year.

These interim financial statements are prepared in accordance with generally accepted accounting principles in Canada and use the same accounting policies and methods used in the preparation of the company's most recent annual financial statements. All disclosures required for annual financial statements have not been included in these financial statements. These interim financial statements should be read in conjunction with the company's most recent annual financial statements.

(expressed in Canadian dollars)

2 Mineral properties

	Undivided interest %	Balance as at June 1, 2001 $	Costs incurred $	Abandoned resource assets	Balance as at February 28, 2002 $
Kogaluk (2 permits & 17 claims)	-	121,645	423	---	122,068
Corvet Ouest (1 permit)	100	22,190	2,475	(10,507)	14,158
Baie Payne (2 permits)	50	476,358	144,032	---	620,390
Duquet (1 permit)	50	4,279	---	---	4,279
Chute des Passes (673 claims)	100	632,297	11	(58,930)	573,378
Lac Bonfait (1 permit)	100	67,729	---	---	67,729
La Grande Sud (2 permits & 43 claims)	100	3,636,073	---	---	3,636,073
Auclair (1 permit & 102 claims)	100	432,301	8,712	---	441,013
Gaber (1 permit)	100	124,670	1,214	(111,407)	14,477
Fagnant (2 permits)	82	58,907	1,050	---	59,957
Apple (2 permits)	100	103,064	33,148	---	136,212
Lac Gayot (3 permits)	100	1,246,810	(619)	(411,610)	834,581
Poste Lemoyne Extension (1 permit)	50	147,569	139,762	(69,227)	218,104
Éléonore (77 claims)	100	---	54,603	---	54,603
Fosse PT-PD (1 permit and 123 claims)	50	5,219	68,097	---	73,316
La Trêve (101 claims)	100	---	72,392	---	72,392
Lac Marie-Claude (1 permit)	100	54,811	---	(54,811)	---
Lac Noëlla (1 permit)	50	144,094	126,515	---	270,609
Bloc Linda (2 permits)	50	18,517	7,575	---	26,092
Cypmiluk (1 permit)	100	19,373	---	(19,373)	---
LG 3.5 (1 permit)	100	103,891	50,027	(66,594)	87,324
Lac Annie (229 claims)	100	128,527	96,947	(4,041)	221,433
Other	-	97,974	169,622	(100,086)	167,510
		7,646,298	975,986	(906,586)	7,715,698
Tax credit and mining rights		---	(315,878)	---	(315,878)
		7,646,298	660,108	(906,586)	7,399,820

(expressed in Canadian dollars)

3 Share Capital

Authorized

Unlimited number of common shares, without par value
28,440,369 shares issued and allotted *

* 369 877 shares are subject to escrow and cannot be released without the consent of regulatory authorities.

4 Stock Option Plan

Beneficiaries	Number of shares	Price ($)	Expiry date
Directors and managers	3,103,885	0.43 to 3.40	February 11, 2003 to January 30, 2012
Suppliers	1,129,500	0.43 to 2.40	June 8, 2002 to January 30, 2012
Others	312,147	0.60 to 0.77	November 17, 2005 to January 30, 2012

5 Warrants

Number of warrants	Price ($)	Expiry date
83,333	1.95	July 5, 2002

6 Differences between Canadian and U.S. GAAP

These interim financial statements are prepared in accordance with Canadian GAAP which differ in certain respects from U.S. GAAP. Note 16 to the company's most recent annual financial statements describes the material differences between Canadian and U.S. GAAP. This note describes additional changes occurring since the most recent annual financial statements and provides a quantitative analysis of the material differences. All disclosures required in annual financial statements under U.S. GAAP have not been provided in these interim financial statements.

VIRGINIA GOLD MINES
(An exploration stage company)
Notes to Interim Financial Statements
(expressed in Canadian dollars)

Reconciliation of net earning to conform with U.S. GAAP

The following summary sets out the material adjustments to the company's reported (net earning) net loss and net earning (net loss) per share which would be made to conform with U.S. GAAP.

	Three months periods ended		**Nine months periods ended**	
	February 28, 2002 (unaudited)	**February 28, 2001 (unaudited)**	**February 28, 2002 (unaudited)**	**February 28, 2001 (unaudited)**
(Net earning) net loss for the period in accordance with Canadian GAAP	165,913	(111,429)	1,483,861	(226,361)
Mineral properties	(36,960)	104,399	(246,478)	890,701
Stock options granted for professional fees	53,258	68,824	143,364	204,556
Net loss for the period in accordance with U.S. GAAP	182,211	61,794	1,380,747	868,896
Other comprehensive loss				
Unrealized loss (gain) on short-term investments	194,860	228,155	77,579	(132,775)
Unrealized loss (gain) on long-term investments	(533,203)	---	(583,739)	---
Comprehensive loss	(156,132)	289,949	874,587	736,121
Basic and diluted (net loss) net gain per share in accordance with U.S. GAAP	0.006	(0.011)	(0.031)	(0.005)
Basic and diluted weighted average number of shares issued and outstanding in accordance with U.S. GAAP	27,919,646	26,960,493	27,777,762	26,627,160

(expressed in Canadian dollars)

As a result of the above adjustments to (net earning) net loss, differences with respect to the shareholders' equity under U.S. GAAP are as follows:

	As at February 28, 2002 $ (unaudited)	**As at May 31, 2001 $ (audited)**
Share capital		
Share capital in accordance with Canadian GAAP	42,710,432	41,125,655
Stock-based compensation costs	1,244,231	1,100,867
Share capital in accordance with U.S. GAAP	43,954,663	42,226,522
Accumulated deficit		
Deficit in accordance with Canadian GAAP	21,803,112	20,319,251
Mineral properties	7,399,820	7,646,298
Stock-based compensation costs	1,244,231	1,100,867
Deficit in accordance with U.S. GAAP	30,447,163	29,066,416
Accumulated other comprehensive income		
Unrealized gains (loss) on short-term investments		
Balance - Beginning of period	333,475	352,033
Unrealized gains (loss) arising during the period	(77,579)	(18,558)
Balance - End of period	255,896	333,475
Unrealized gains on long-term investments		
Balance - Beginning of period	82,122	94,756
Unrealized gains (loss) arising during the period	583,739	(12,634)
Balance - End of period	665,861	82,122
Accumulated other comprehensive income	921,757	415,597

VIRGINIA GOLD MINES
(An exploration stage company)
Notes to Interim Financial Statements
(expressed in Canadian dollars)

Balance Sheets

	February 28, 2002 $ (unaudited)	May 31, 2001 $ (audited)
Current assets		
Cash and cash-equivalents	2,181,113	2,704,517
Short-term investments	6,254,396	6,198,528
Income taxes recoverable	---	10,168
Amounts receivable	2,764,445	739,187
Prepaid expenses	82,954	210,476
	11,282,908	9,862,876
Exploration funds	2,327,044	3,804,950
Long-term investments	1,088,861	369,202
Office equipment	6,754	5,872
	14,705,567	14,042,900
Current liabilities		
Accounts payable and accrued liabilities		
Related companies	150,296	73,620
Others	126,014	393,577
	276,310	467,197
Shareholders' Equity		
Share capital	43,954,663	42,226,522
Deficit	(30,447,163)	(29,066,416)
Accumulated other comprehensive income	921,757	415,597
	14,429,257	13,575,703
	14,705,567	14,042,900

VIRGINIA GOLD MINES
(An exploration stage company)
Notes to Interim Financial Statements
(expressed in Canadian dollars)

Statements of cash flows

	Three months periods ended		Nine months periods ended	
	February 28, 2002 (unaudited)	**February 28, 2001 (unaudited)**	**February 28, 2002 (unaudited)**	**February 28, 2001 (unaudited)**
Operating activities	(973,245)	(802,319)	(3,655,675)	(1,288,613)
Financing activities	637,781	76,484	3,046,833	1,015,585
Investing activities	815,980	2,752,269	85,438	2,092,011
Increase (decrease) in cash and cash equivalents	480,516	2,026,434	(523,404)	1,818,983
Cash and cash equivalents - Beginning of period	1,700,597	664,586	2,704,517	872,037
Cash and cash equivalents - End of period	2,181,113	2,691,020	2,181,113	2,691,020

Statements of earnings

	Three months periods ended		Nine months periods ended	
	February 28, 2002 (unaudited)	**February 28, 2001 (unaudited)**	**February 28, 2002 (unaudited)**	**February 28, 2001 (unaudited)**
Revenue	436,517	310,706	1,075,638	1,015,876
Expenses	1,826,126	358,585	2,474,727	1,876,269
Loss for the period before income taxes and share in the net earning of Société Minière Orcapital Inc.	(1,389,609)	(47,879)	(1,399,089)	(860,393)
Income taxes	(8,862)	6,082	(18,342)	17,059
Loss for the period before share in the net earning of Société Minière Orcapital Inc.	(1,380,747)	(53,961)	(1,380,747)	(877,452)
Share in the net earning of Société Minière Orcapital Inc.	---	(7,833)	---	8,556
Net loss for the period in accordance with U.S. GAAP	(1,380,747)	(61,794)	(1,380,747)	(868,896)

(expressed in Canadian dollars)

Accounting for stock-based compensation

	Three months periods ended		Nine months periods ended	
	February 28, 2002 (unaudited)	**February 28, 2001 (unaudited)**	**February 28, 2002 (unaudited)**	**February 28, 2001 (unaudited)**
Net loss for the period in accordance with U.S. GAAP	182,211	61,794	1,380,747	868,896
Adjustment related to stock options granted to directors, managers and employees	44,370	35,966	118,650	103,449
Pro-forma net loss for the period	226,581	97,760	1,499,397	972,345
Pro-forma net loss per share	0.008	0.004	0.054	0.036